Exhibit (a)(1)(i)

Offer to Purchase for Cash
by
O. I. Corporation
Up to 300,000 Shares of its Common Stock
At a Purchase Price Not Greater Than $14.75 nor Less Than $13.00 Per Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT
5:00 P.M. NEW YORK CITY TIME, ON JULY 24, 2007
UNLESS THE OFFER IS EXTENDED.

          O. I. Corporation, an Oklahoma corporation, invites its shareholders to tender up to 300,000 shares of its common stock for purchase by it at a price not greater than $14.75 nor less than $13.00 per share, net to the seller in cash, without interest.  We will determine the lowest purchase price that will allow us to buy 300,000 shares or, if a lesser number of shares are properly tendered, all shares that are properly tendered and not withdrawn.  All shares we acquire in the offer will be acquired at the same purchase price.

          We will purchase only shares properly tendered, at prices at or below the purchase price determined by us, and not properly withdrawn.  However, because of the “odd lot” priority, proration and conditional tender provisions described in this Offer to Purchase, some of the shares tendered at or below the purchase price may not be purchased if more than the number of shares we seek are properly tendered.  Shares not purchased in the offer will be returned as promptly as practicable following the Expiration Date.  See Section 3.

          We reserve the right, in our sole discretion, to purchase more than 300,000 shares pursuant to this offer.  See Section 1.

          This offer is not conditioned on any minimum number of shares being tendered.  This offer, however, is subject to other conditions.  See Section 7.

          Our shares of common stock are listed and traded on The Nasdaq Global Market under the symbol “OICO.” On June 8, 2007, the last full trading day before we first announced our intention to make the offer, the last reported sale price of the shares on The Nasdaq Global Market was $12.50.  On June 19, 2007, the last full trading day before commencement of the offer, the last reported sale price was $13.75.  We urge shareholders to obtain current market quotations for the shares.  See Section 8.

          Our Board of Directors has approved this offer.  However, neither we, our Board of Directors, the Information Agent or the Depositary makes any recommendation to you as to whether to tender or refrain from tendering your shares or as to the purchase price at which you should choose to tender your shares, and none of them have authorized any person to make any recommendation.  You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the price or prices at which you will tender them.  In doing so, you should consider our reasons for making this offer.  See Section 2.  Our directors and executive officers have advised us that they do not intend to tender any of their shares in the offer.

Offer to Purchase dated June 20, 2007.

IMPORTANT

If you wish to tender all or any part of the shares registered in your name, you must:

•

follow the instructions described in Section 3 carefully, including completing a Letter of Transmittal in accordance with the instructions and delivering it, along with your share certificates and any other required items, to American Stock Transfer & Trust Company, the Depositary for this offer; and

•

if your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact the nominee if you desire to tender your shares and request that the nominee tender them for you.

          Any shareholder who desires to tender shares and whose certificates for the shares are not immediately available or cannot be delivered to the Depositary or who cannot comply with the procedure for book-entry transfer or whose other required documents cannot be delivered to the Depositary before expiration of the offer must tender the shares pursuant to the guaranteed delivery procedure set forth in Section 3.

          To properly tender shares, other than shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must validly complete the Letter of Transmittal, including the section relating to the price at which you are tendering shares.

          If you wish to maximize the chance that your shares will be purchased at the purchase price determined by us, you should check the box in the section of the Letter of Transmittal captioned “Shares Tendered at Price Determined Pursuant to the Offer.” Note that this election could result in your shares being purchased at the minimum price of $13.00 per share.

          If you have questions, need assistance or require additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery, you should contact D.F. King & Co., Inc., the Information Agent, at its address and telephone number set forth on the back cover of this Offer to Purchase.

          We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your shares or as to the purchase price at which you should choose to tender your shares in this offer.  You should rely only on the information contained in this document or to which we have referred you.  We have not authorized anyone to provide you with information or to make any representation in connection with this offer other than those contained in this Offer to Purchase or in the related Letter of Transmittal.  If anyone makes any recommendation or gives any information or representation, you must not rely upon that recommendation, information or representation as having been authorized by us or the Information Agent.

SUMMARY OF TERMS

          We are providing this summary of terms for your convenience.  It highlights material information in this document, but you should realize that it does not describe all of the details of the offer to the same extent described in the body of this document.  We urge you to read the entire document and the related Letter of Transmittal because they contain the full details of our offer.  Where helpful, we have included references to the sections of this document where you will find a more complete discussion.

WHAT SECURITIES IS O. I. OFFERING TO PURCHASE?

We are offering to purchase up to 300,000 shares of our common stock in this offer, or approximately 10.3% of shares outstanding.  If more than 300,000 shares are tendered, we will purchase shares tendered at or below the purchase price on a pro rata basis, except for “odd lots” (lots held by owners of less than 100 shares), which we will purchase on a priority basis.  We also reserve the right to purchase up to 2% of our outstanding shares (i.e., up to approximately 58,186 shares) in addition to the 300,000 shares specified in this offer and could decide to purchase more shares subject to applicable legal requirements.  Our offer is not conditioned on any minimum number of shares being tendered by shareholders.  See Section 1.

WHAT IS THE PURCHASE PRICE?

We are conducting the offer through a procedure commonly called a modified “Dutch Auction.” This procedure allows you to select a price within the price range specified by us at which you are willing to sell your shares.  The price range for this offer is from $13.00 to $14.75 per share.  We will determine the lowest single price per share within the price range that will allow us to buy 300,000 shares or, if fewer shares are properly tendered, all shares that are properly tendered and not withdrawn.  All shares that we purchase in the offer will be purchased at the price we have determined, even if the price at which you chose to tender your shares was lower.  We will not purchase any shares above the purchase price we have determined.  If you wish to maximize the chance that your shares will be purchased, you should check the box in the section on the Letter of Transmittal indicating that you will accept the purchase price we determine.  You should understand that this election could result in your shares being purchased at the minimum price of $13.00 per share.

HOW AND WHEN WILL I BE PAID?

If we purchase your shares in the offer, we will pay you the purchase price, in cash, as soon as practicable after the expiration of the offer period.  Under no circumstances will we pay interest on the purchase price, even if there is a delay in making payment.

HOW WILL O. I. PAY FOR THE SHARES?

We will need approximately $4.525 million to purchase 300,000 shares, assuming the price paid per share is the maximum of $14.75 per share and that expenses will not exceed $100,000.  We anticipate that we will pay for the shares purchased in the offer and related expenses from available cash.  See Section 9.

HOW LONG DO I HAVE TO TENDER MY SHARES?

You may tender your shares until our offer expires.  Our offer expires on Tuesday, July 24, 2007, at 5:00 p.m., New York City time, unless we extend the offer.  We may choose to extend the offer at any time.  We cannot assure you, however, that we will extend the offer or, if we extend it, for how long.  See Sections 1 and 15.

HOW WILL I BE NOTIFIED IF O. I. EXTENDS THE OFFER?	If we extend our offer, we will make a public announcement of the extension no later than 9:00 a.m. on the first business day after our offer was scheduled to expire. See Section 15.

ARE THERE ANY CONDITIONS TO THE OFFER?	Our obligation to accept and pay for your tendered shares depends upon a number of conditions, including:

	•	No significant decrease in the price of our common stock or in the price of equity securities generally and no adverse changes in the U.S. stock markets or credit markets occur during this offer.

	•	No legal action shall have been threatened, pending or taken that might adversely affect the offer.

	•	No one proposes, announces or makes a tender or exchange offer (other than this offer), merger, business combination or other similar transaction involving us.

	•	No material change in our business, condition (financial or otherwise), assets, income, operations, prospects or stock ownership occurs during this offer.

We can, however, waive any condition. For more information on conditions to the offer, see Section 7.

HOW DO I TENDER MY SHARES?	If you wish to tender your shares, you must comply with one of the following procedures:

•

For shares registered in your name, you must deliver your share certificate(s) and a properly completed and duly executed Letter of Transmittal to the Depositary at the address appearing on the back cover page of this document; or

•

If your shares are registered in street name, you should contact the broker, dealer, commercial bank, trust company or other nominee that holds your shares and request that they tender the shares for you; or

	•	If you cannot get a required document or certificate to the Depositary before expiration of our offer, you must comply with the guaranteed delivery procedure outlined in Section 3.

You may also contact the Information Agent and/or your broker for assistance.  The contact information for the Information Agent is set forth on the back cover page of this document.  See Section 3 and the instructions to the Letter of Transmittal for more information on the procedures for tendering shares.

ONCE I HAVE TENDERED SHARES IN THE OFFER, CAN I WITHDRAW THEM?

You may withdraw any shares you have tendered at any time before 5:00 p.m., New York City time, on the date the offer expires.  The offer will expire on Tuesday, July 24, 2007, unless we extend it.  If we have not accepted for payment the shares you have tendered to us, you may also withdraw your shares after 12:00 midnight, New York City time, on July 24, 2007.  See Section 4.

HOW DO I WITHDRAW SHARES I PREVIOUSLY TENDERED?

To withdraw shares, you must deliver a written notice of withdrawal with the required information to the Depositary while you still have the right to withdraw the shares.  If you have tendered your shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct that person to arrange for the withdrawal of your shares.  Some additional requirements apply if the share certificates to be withdrawn have been delivered to the Depositary or if your shares have been tendered under the procedure for book-entry transfer set forth in Section 3.  See Section 4.

IN WHAT ORDER WILL TENDERED SHARES BE PURCHASED?

If 300,000 shares or less are tendered, we will purchase all shares tendered.  If more than 300,000 shares are tendered, we will purchase tendered shares in the following order of priority: First, we will purchase shares for all holders of “odd lots” of less than 100 shares who properly tender all of their shares at or below the purchase price selected by us.  Second, after purchasing all shares from the “odd lot” holders, we will purchase shares from all other shareholders who properly tendered shares at or below the purchase price selected by us, on a pro rata basis, subject to the conditional tender provisions described in Section 6.  Therefore, we may not purchase all of the shares that you tender in the offer even if they are tendered at or below the purchase price.  See Section 1.

IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY SHARES?	Shareholders who choose not to tender will own a greater percentage interest in our outstanding common stock immediately following completion of the offer. See Section 2.

WHAT DO O. I. AND ITS BOARD OF DIRECTORS THINK OF THE OFFER?

While our Board of Directors has approved this offer, neither we, our Board of Directors, nor the Information Agent makes any recommendation whether you should tender or refrain from tendering your shares or, if you choose to tender your shares, at what price or prices you should choose, and none of them have authorized any person to make any recommendation.  You must make your own decision whether to tender your shares and, if so, how many shares to tender and the price or prices at which you will tender them.

Our directors and executive officers have advised us that they do not intend to tender any of their shares in the offer. See Section 2.

WHAT IS THE RECENT MARKET PRICE OF MY SHARES?

On June 8, 2007, the last full day before we first announced our intention to make the offer, the last reported sale price of our shares on The Nasdaq Global Market was $12.50.  On June 19, 2007, the last full trading day before commencement of the offer, the last reported sale price of our shares on The Nasdaq Global Market was $13.75.  We urge you to obtain current market quotations for your shares.

WILL I HAVE TO PAY BROKERAGE COMMISSIONS IF I TENDER MY SHARES?

If you are a registered shareholder and you tender your shares directly to the Depositary, you will not incur any brokerage commission.  If you hold shares through a broker or bank, we urge you to consult your broker or bank to determine whether transaction costs are applicable.  See the Introduction and Section 3.

WHAT ARE THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IF I TENDER MY SHARES?

Generally, you will be subject to United States federal income taxation when you receive cash from us in exchange for the shares you tender.  In addition, the receipt of cash for your tendered shares will be treated either as a sale or exchange eligible for capital gains treatment or a dividend subject to tax at the rates applicable to qualifying dividends.  We recommend that you consult with your tax advisor with respect to your particular situation.  See Section 14 for a discussion of certain U.S. federal income tax consequences of the offer.

WHOM DO I CONTACT IF I HAVE QUESTIONS ABOUT THE OFFER?	The Information Agent can help answer your questions. The Information Agent is D.F. King & Co., Inc., whose address and telephone number are set forth on the back cover page of this Offer to Purchase.

FORWARD-LOOKING STATEMENTS

          This Offer to Purchase, the Introduction, Sections 2, 10 and 14 and documents incorporated by reference contain statements that are not historical facts and constitute projections, forecasts or forward-looking statements.  These statements may be identified by the use of forward-looking words or phrases such as “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates,” “may” and “should.” These statements are not guarantees of performance.  They are inherently subject to known and unknown risks, uncertainties and assumptions that could cause our future results and shareholder value to differ materially from those expressed in these statements.  Our actual actions or results may differ materially from those expected or anticipated in the forward-looking statements.  Specific factors that might cause such a difference include, those described under the caption “Risk Factors” in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2006 and in Part II, Item 1A of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007.  Should one or more of these risks or uncertainties occur, or should our assumptions prove incorrect, actual results may vary materially from those described in this Offer to Purchase as anticipated, believed, estimated or expected.

To the Holders of Our Common Stock:

INTRODUCTION

          O. I. Corporation, an Oklahoma corporation, invites its shareholders to tender shares of O. I. common stock, par value $0.10 per share, for purchase by it.  We are offering to purchase up to 300,000 shares at prices specified by the tendering shareholders not greater than $14.75 nor less than $13.00 per share, net to the seller in cash, without interest.

          We will determine the lowest purchase price that will allow us to buy 300,000 shares or, if a lesser number of shares are properly tendered, all shares that are properly tendered and not withdrawn.  We will purchase all shares that we acquire in the offer at the price we have determined, even if the price at which you chose to tender your shares was lower.

          Our offer is being made upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal which, as they may be amended or supplemented from time to time, together constitute this offer.

          We will purchase only shares properly tendered at prices at or below the purchase price we determine and not properly withdrawn.  However, because of the “odd lot” priority, proration and conditional tender provisions described in this Offer to Purchase, we will not purchase all of the shares tendered at or below the purchase price if more than the number of shares we seek are tendered.  We will return shares tendered at prices in excess of the purchase price that we select and shares we do not purchase because of proration or conditional tenders as promptly as practicable following the Expiration Date (as defined in Section 1).

          We reserve the right, in our sole discretion, to purchase more than 300,000 shares pursuant to this offer, subject to certain limitations and legal requirements.  See Sections 1 and 15.

          This offer is not conditioned on any minimum number of shares being tendered.  The offer is, however, subject to other conditions.  See Section 7.

          Our Board of Directors has approved this offer.  However, neither we, our Board of Directors nor the Information Agent makes any recommendation whether you should tender or refrain from tendering your shares or at what purchase price you should choose to tender your shares, and none of them have authorized any person to make any recommendation.  You must make your own decision whether to tender your shares and, if so, how many shares to tender and the price or prices at which you will tender them.  In deciding whether to tender and at what purchase price, you should consider our reasons for making this offer and other available information about us.  See Section 2.  Our directors and executive officers have advised us that they do not intend to tender any shares in the offer.

          If, at the expiration of the offer, more than 300,000 shares (or such greater number of shares as we may elect to purchase) are properly tendered at or below the purchase price and not properly withdrawn, we will buy shares first from all odd lot holders (as defined in Section 1) who properly tender all their shares at or below the purchase price and second, on a pro rata basis from all other shareholders who properly tender shares at or below the purchase price, other than shareholders who tender conditionally and for whom the condition is not satisfied.  See Section 1.

          We will pay the purchase price net to the tendering shareholder in cash, without interest.  Tendering shareholders who hold shares registered in their own names and who tender their shares directly to the Depositary will not be obligated to pay brokerage commissions, solicitation fees or, subject to Instruction 7 of the Letter of Transmittal, stock transfer taxes on our purchase of shares in the offer.  We urge shareholders holding shares through brokers or banks to consult the brokers or banks to determine whether transaction costs may apply if shareholders tender shares through the brokers or banks and not directly to the Depositary.  Any tendering shareholder or other payee who fails to complete, sign and return to the Depositary the Substitute Form W-9 that is included as part of the Letter of Transmittal or Form W-8 obtained from the Depositary may be subject to required United States federal income tax backup withholding equal to 28% of the gross proceeds payable to the tendering shareholder or other payee pursuant to the offer.  See Section 3.

          We will pay the fees and expenses of American Stock Transfer & Trust Company, the Depositary for this offer, and D.F. King & Co., Inc., the Information Agent for this offer.  See Section 16.

          As of June 1, 2007, we had 2,909,338 issued and outstanding shares.  The 300,000 shares that we are offering to purchase represent approximately 10.3% of our shares outstanding on that date.  The shares are listed and traded on The Nasdaq Global Market under the symbol “OICO.” On June 8, 2007, the last full day before we first announced our intention to make the offer, the last reported sale price on The Nasdaq Global Market was $12.50.  On June 19 , 2007, the last full trading day before commencement of the offer, the last reported sale price of the shares as reported on The Nasdaq Global Market was $13.75.  We urge shareholders to obtain current market quotations for the shares.  See Section 8.

          THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

THE OFFER

          1.                    Number of Shares.

          In General.  Upon the terms and subject to the conditions of the offer, we will purchase 300,000 shares or, if a lesser number of shares are tendered, the lesser number of shares that are properly tendered and not properly withdrawn in accordance with Section 4 before the Expiration Date, as defined below, at prices not greater than $14.75 nor less than $13.00 per share, net to the seller in cash, without interest.

          The term “Expiration Date” means Tuesday, July 24, 2007.  However, we may, in our sole discretion, extend the period of time during which the offer will remain open.  In the event of an extension, the term “Expiration Date” will refer to the latest time and date at which the offer, as extended by us, will expire.  See Section 15 for a description of our right to extend, delay, terminate or amend the offer.

          In accordance with Instruction 5 of the Letter of Transmittal, tendering shareholders must either:

•	specify that they are willing to sell their shares to us at the price we determine in the offer, or

•	specify the price, not greater than $14.75 nor less than $13.00 per share, at which they are willing to sell their shares to us in the offer.

As promptly as practicable following the Expiration Date, we will, upon the terms and subject to the conditions of this offer, determine a single per share purchase price (in multiples of $0.25) that will allow us to purchase 300,000 shares or the lesser number of shares properly tendered and not withdrawn pursuant to the offer, taking into account the number of shares tendered and the prices specified by tendering shareholders.  All shares we purchase in the offer will be purchased at the same price.  We will purchase only shares properly tendered at prices at or below the purchase price we determine and that have not been properly withdrawn.  However, because of the “odd lot” priority, proration and conditional tender provisions, we will not purchase all of the shares tendered at or below the purchase price if more than the number of shares we seek are properly tendered.  All shares tendered and not purchased pursuant to the offer, including shares tendered at prices in excess of the purchase price we determine and shares not purchased because of proration or conditional tenders, will be returned to the tendering shareholders at our expense as promptly as practicable following the Expiration Date.

          We reserve the right to purchase more than 300,000 shares pursuant to the offer.  In accordance with applicable regulations of the Securities and Exchange Commission, we may purchase pursuant to the offer an additional number of shares not to exceed 2% of the outstanding shares (i.e., up to approximately 58,186 shares) without amending or extending the offer.  See Section 15.

          If we:

•	increase the price that may be paid for shares above $14.75 per share or decrease the price below $13.00 per share,

•	increase the number of shares that we may purchase in the offer by more than 2% of our outstanding shares, or

•	decrease the number of shares that we may purchase in the offer,

then the offer must remain open for at least 10 business days following the date that notice of the increase or decrease is first published, sent or given in the manner specified in Section 15.

          The offer is not conditioned on any minimum number of shares being tendered.  The offer is, however, subject to other conditions.  See Section 7.

          Priority of Purchases.  If more than 300,000 shares (or any greater number of shares that we may elect to purchase) have been properly tendered at prices at or below the purchase price selected by us and not properly withdrawn before the Expiration Date, we will purchase properly tendered shares on the basis set forth below:

•	First, we will purchase all shares tendered by any odd lot holder (as defined below) who:

•

tenders all shares owned beneficially or of record by the odd lot holder at a price at or below the purchase price determined by us (tenders of less than all of the shares owned by the odd lot holder will not qualify for this preference); and

	•	completes the section entitled “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.

•

Second, after the purchase of all of the shares properly tendered by odd lot holders, subject to the conditional tender provisions described in Section 6, we will purchase all other shares tendered at prices at or below the purchase price on a pro rata basis with appropriate adjustments to avoid purchases of fractional shares, as described below.

Consequently, all of the shares that a shareholder tenders in the offer may not be purchased even if they are tendered at prices at or below the purchase price.

          Odd Lots.  The term “odd lots” means all shares tendered at prices at or below the purchase price selected by us by any person (an “odd lot holder”) who owned beneficially or of record a total of fewer than 100 shares and so certified in the appropriate place on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery.  To qualify for this preference, an odd lot holder must tender all shares owned by the holder in accordance with the procedures described in Section 3.  We will accept odd lots for payment before any proration of the purchase of other tendered shares.  This preference is not available to partial tenders or to beneficial or record holders of an aggregate of 100 or more shares, even if these holders have separate accounts or certificates representing fewer than 100 shares.  By tendering in the offer, an odd lot holder who holds shares in his name and tenders the shares directly to the Depositary would not only avoid the payment of brokerage commissions, but also would avoid any applicable odd lot discounts in a sale of the holder’s shares.  Any odd lot holder wishing to tender all of the shareholder’s shares pursuant to the offer should complete the section entitled “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.

          We also reserve the right, but will not be obligated, to purchase all shares properly tendered by any shareholder who tenders any shares owned beneficially or of record, at or below the purchase price determined by us and who, as a result of proration, would then own beneficially or of record an aggregate of fewer than 100 shares.  If we exercise this right, the number of shares that we are offering to purchase will increase by the number of shares purchased through the exercise of the right.

          Proration.  If proration of tendered shares is required, we will determine the proration factor as promptly as practicable following the Expiration Date.  Proration for each shareholder tendering shares, other than odd lot holders, will be based on the ratio of the number of shares tendered by the shareholder to the total number of shares tendered by all shareholders, other than odd lot holders, at or below the purchase price selected by us.  Because of the difficulty in determining the number of shares properly tendered and not properly withdrawn, and because of the odd lot procedure described above and the conditional tender procedure described in Section 6, we do not expect that we will be able to announce the final proration factor or commence payment for any shares purchased pursuant to the offer until about 7 business days after the Expiration Date.  The preliminary results of any proration will be announced by press release as promptly as practicable after the Expiration Date.  Shareholders may obtain preliminary proration information from the Information Agent and may be able to obtain this information from their brokers.

          As described in Section 14, the number of shares that we will purchase from a shareholder pursuant to the offer may affect the United States federal income tax consequences to the shareholder of the purchase and, therefore, may be relevant to a shareholder’s decision whether or not to tender shares.  The Letter of Transmittal affords each tendering shareholder the opportunity to designate the order of priority in which shares tendered are to be purchased in the event of proration.  The order of purchase may have an effect on the federal income tax treatment of the purchase price for the shares purchased.  In addition, shareholders may choose to submit a “conditional tender” under the procedures discussed in Section 6 in order to structure their tender for federal income tax reasons.

          We will furnish this Offer to Purchase and the related Letter of Transmittal to record holders of the shares and to brokers, banks and similar persons whose names, or the names of whose nominees, appear on our shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares.

          2.                    Purpose of the Offer; Certain Effects of the Offer.

          Purpose of the Offer.  We are making the offer to buy back our shares because we believe that our shares are undervalued in the public market and that the offer is consistent with our long-term corporate goal of increasing shareholder value.  We believe that the offer is a prudent use of our financial resources.  We also believe that, given our business, assets and prospects, investing in our own shares is an attractive use of capital that will benefit us and our remaining shareholders.  The offer provides shareholders who are considering a sale of all or a portion of their shares the opportunity to determine the price or prices (not greater than $14.75 nor less than $13.00 per share) at which they are willing to sell their shares and, if any shares are purchased pursuant to the offer, to sell those shares to us for cash without the usual costs associated with a market sale.  The offer gives shareholders an opportunity to sell their shares at a price greater than the market prices prevailing immediately before the announcement of the offer.  To the extent that the purchase of our shares results in a reduction in the number of shareholders of record, our costs for shareholder services should be reduced.

          Once the offer is completed, we believe that our currently available cash, anticipated cash flow from operations, access to credit facilities and capital markets and financial condition, taken together, will be adequate for our needs for at least the next 12 months.  However, our actual experience may differ significantly from our expectations.  Future events may adversely or materially affect our business, expenses or prospects and could affect our available cash or the availability or cost of external financial resources.

          Our Board of Directors has approved the offer.  However, neither we, our Board of Directors nor the Information Agent makes any recommendation to shareholders as to whether to tender or refrain from tendering their shares or as to the purchase price at which shareholders should tender their shares, and none of them have authorized any person to make any recommendation.  We urge shareholders to evaluate carefully all information in the offer, consult with their own investment and tax advisors and make their own decision whether to tender and, if so, how many shares to tender and the price or prices at which to tender them.  Our directors and executive officers have advised us that they do not intend to tender any of their shares pursuant to this offer.

          Certain Effects of the Offer.  Upon the completion of the offer, non-tendering shareholders will realize a proportionate increase in their relative ownership interest in our company, and thus in our future earnings and assets, subject to our right to issue additional shares and other equity securities in the future.  Shareholders may be able to sell non-tendered shares in the future on The Nasdaq Global Market or otherwise at a net price significantly higher than the purchase price in the offer.  We can give no assurance, however, as to the price at which a shareholder may be able to sell his or her shares in the future.

          Shares that we acquire in this offer will become treasury stock and will be available for us to issue in the future without further shareholder action (except as may be required by applicable law or rules of The Nasdaq Global Market) for all purposes, such as the acquisition of other businesses or the raising of additional capital for use in our businesses.  We have no current plans for the issuance of shares repurchased pursuant to this offer.  Except as disclosed in this Offer to Purchase, we currently have no plans, proposals or negotiations under way that relate to or would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

•	any purchase, sale or transfer of a material amount of our assets or those of any of our subsidiaries;

•	any material change in our present dividend rate or policy, our capitalization, corporate structure or business or to incur indebtedness;

•

any change in our present Board of Directors or management, or any plans or proposals to change the number or the term of directors or to change any material term of the employment contract of any executive officer;

•	any class of our equity securities being delisted by Nasdaq or ceasing to be authorized to be quoted in an automated quotations system operated by a national securities association;

•	any class of our equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act;

•	the suspension of our obligation to file reports under Section 15(d) of the Securities Exchange Act;

•	the acquisition or disposition by any person of a material amount of our securities; or

•	any changes in our charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of us.

          Although we have no current plans to acquire additional shares of our common stock other than through the offer, we may in the future purchase additional shares in the open market, in private transactions, through tender offers or otherwise, subject to the approval of our Board and any applicable regulatory requirements.  On April 3, 2007, our Board reauthorized the repurchase from time to time of up to 100,000 shares of our common stock under a repurchase plan that was originally authorized in August 2006.  We have purchased 36,336 shares at a cost of $400,133 under the repurchase plan to date.  We may make future purchases on the same terms as this offer or on terms that are more or less favorable to shareholders than the terms of this offer.  However, Rule 13e-4 under the Securities Exchange Act prohibits us and our affiliates from purchasing any shares, other than pursuant to the offer, until at least 10 business days after the Expiration Date.  Any future purchases by us will depend on many factors, including:

•	the market price of the shares at that time;

•	the results of this offer;

•	our business strategy;

•	our business and financial position; and

•	general economic and market conditions.

          3.                    Procedures for Tendering Shares.

          Proper Tender of Shares.  For your shares to be properly tendered, either (1) or (2) below must happen:

          (1)                 The Depositary must receive all of the following before or on the Expiration Date at the Depositary’s address set forth on the back page of this document:

•	either of (a) the certificates for the shares or (b) a confirmation of receipt of the shares pursuant to the procedure for book-entry transfer we describe below,

•

one of (a) a properly completed and executed Letter of Transmittal or a manually executed facsimile of it, including any required signature guarantees, (b) an “Agent’s Message” of the type we describe below in the case of a book-entry transfer or (c) a specific acknowledgement in the case of a tender through the “automated tender offer program” we describe below, and

•	any other documents required by the Letter of Transmittal; or

          (2)                 You must comply with the guaranteed delivery procedure set forth below.

          As specified by Instruction 5 of the Letter of Transmittal, each shareholder desiring to tender shares pursuant to the offer must either:

•	check the box in the section of the Letter of Transmittal captioned “Shares Tendered at Price Determined Pursuant to the Offer” or

•

check one of the boxes in the section of the Letter of Transmittal captioned “Shares Tendered at a Price Determined by Shareholder” indicating the price at which the shareholder is tendering the shares.

A tender of shares will be proper if, and only if, one of these boxes is checked on the Letter of Transmittal.

          If you wish to maximize the chance that we will purchase your shares, you should check the box in the section on the Letter of Transmittal captioned “Shares Tendered at Price Determined Pursuant to the Offer.” You should be aware that this election could result in our purchasing the tendered shares at the minimum price of $13.00 per share.

          If you wish to indicate a specific price (in multiples of $0.25) at which your shares are being tendered, you must check a box under the section captioned “Shares Tendered at a Price Determined by Shareholder.” You should be aware that this election could mean that none of your shares will be purchased if you check a box other than the box representing the lowest price.

          A shareholder who wishes to tender shares at more than one price must complete separate Letters of Transmittal for each price at which shares are being tendered.  The same shares cannot be tendered (unless previously properly withdrawn in accordance with the terms of the offer) at more than one price.

          Odd lot holders who tender all their shares must also complete the section captioned “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery, to qualify for the preferential treatment available to odd lot holders described in Section 1.

          We urge shareholders who hold shares through brokers or banks to consult the brokers or banks to determine whether transaction costs may apply if shareholders tender shares through the brokers or banks and not directly to the Depositary.

          Signature Guarantees and Method of Delivery.  Depending on how your shares are registered and to whom you want payments or deliveries made, you may need to have certificates endorsed and the signatures on the Letter of Transmittal and endorsement guaranteed by an “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Securities Exchange Act.  No endorsement or signature guarantee is required if:

•

the Letter of Transmittal is signed by the registered holder of the shares tendered (which, for purposes of this Section 3, includes any participant in the Depositary Trust Company, referred to as DTC.  whose name appears on a security position listing as the owner of the shares) exactly as the name of the registered holder appears on the certificate(s) for the shares and payment and delivery are to be made directly to the holder; or

•

shares are tendered for the account of a bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity that is an eligible guarantor institution, (each of the foregoing constitutes an “Eligible Institution”).

See Instruction 1 of the Letter of Transmittal.

          On the other hand, if a certificate for shares is registered in the name of a person other than the person executing a Letter of Transmittal, or if payment is to be made, or shares not purchased or tendered are to be issued, to a person other than the registered holder, then the certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered holder appears on the certificate, with the signature guaranteed by an Eligible Institution.

          In all cases, we will pay for shares tendered and accepted for payment pursuant to the offer only after timely receipt by the Depositary of certificates for the shares (or a timely confirmation of the book-entry transfer of the shares into the Depositary’s account at DTC as described below), a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile of the Letter of Transmittal), an Agent’s Message in the case of a book-entry transfer, or the specific acknowledgement in the case of a tender through the automated tender offer program.

          The method of delivery of all documents, including certificates for shares, the Letter of Transmittal and any other required documents, is at the election and risk of the tendering shareholder.  If delivery is by mail, we recommend that shareholders use registered mail with return receipt requested, properly insured.  In all cases, sufficient time should be allowed to ensure timely delivery.

          Book-Entry Delivery.  The Depositary will establish an account with respect to the shares for purposes of this offer at DTC within 2 business days after the date of this Offer to Purchase.  Any financial institution that is a participant in DTC’s system may make book-entry delivery of the shares by causing DTC to transfer shares into the Depositary’s account in accordance with the DTC’s procedures for transfer.  Even if delivery of shares is made through a book-entry transfer into the Depositary’s account at DTC, either:

•	the Depositary must receive all of the following before or on the Expiration Date at the Depositary’s address set forth on the back page of this document:

•

one of (a) a properly completed and executed Letter of Transmittal or a manually executed facsimile of it, including any required signature guarantees, (b) an Agent’s Message as described below in the case of a book-entry transfer or (c) a specific acknowledgement in the case of a tender through the automated tender offer program, and

• any other documents required by the Letter of Transmittal; or

•	the guaranteed delivery procedure described below must be followed.

          Delivery of the Letter of Transmittal and any other required documents to DTC does not constitute delivery to the Depositary.

          The term “Agent’s Message” means a message transmitted by DTC to, and received by, the Depositary and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgement from a participant tendering shares that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce the agreement against the participant.

          DTC participants may tender their shares in accordance with DTC’s automated tender offer program to the extent it is available to them for the shares they wish to tender.  A shareholder tendering through the automated tender offer program must expressly acknowledge (the “specific acknowledgement” referred to above) that the shareholder has received and agreed to be bound by the Letter of Transmittal and that the Letter of Transmittal may be enforced against the shareholder.

          Guaranteed Delivery.  If you desire to tender shares pursuant to the offer and your share certificates are not immediately available or cannot be delivered to the Depositary before the Expiration Date (or the procedure for book-entry transfer cannot be completed on a timely basis), or if time will not permit all required documents to reach the Depositary before the Expiration Date, your shares still may be tendered if all of the following conditions are satisfied:

•	the tender is made by or through an Eligible Institution;

•

the Depositary receives by hand, mail, overnight courier or facsimile transmission, on or before the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form we have provided with this Offer to Purchase, including (where required) a signature guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery; and

•

the certificates for all tendered shares, in proper form for transfer (or confirmation of book-entry transfer of the shares into the Depositary’s account at DTC), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile of the Letter of Transmittal), including any required signature guarantees, an Agent’s Message in the case of a book-entry transfer or the specific acknowledgement in the case of a tender through DTC’s automated tender offer program, and any other documents required by the Letter of Transmittal, are received by the Depositary within 3 business days after the date of receipt by the Depositary of the Notice of Guaranteed Delivery.

          Return of Unpurchased Shares.  If any tendered shares are not purchased, or if less than all shares evidenced by a shareholder’s certificates are tendered, we will return certificates for unpurchased shares as promptly as practicable after the Expiration Date or, in the case of shares tendered by book-entry transfer at DTC, the shares will be credited to the appropriate account maintained by the tendering shareholder at DTC, in each case without expense to the shareholder.

          Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects.  All questions as to the number of shares to be accepted, the purchase price to be paid for shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of shares will be determined by us, in our sole discretion.  Our determination will be final and binding on all parties.  We reserve the absolute right to reject any or all tenders of any shares that we determine are not in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful.  We also reserve the absolute right to waive any of the conditions of the offer or any defect or irregularity in any tender with respect to any particular shares or any particular shareholder.  Our interpretation of the terms of the offer will be final and binding on all parties.  No tender of shares will be deemed to have been properly made until all defects or irregularities have been cured by the tendering shareholder or waived by us.  We will not, and none of the Depositary or any other person will, be obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give any notice.

          Tendering Shareholder’s Representation and Warranty; Our Acceptance Constitutes an Agreement.  Your tender of shares under any of the procedures described above will constitute your acceptance of the terms and conditions of the offer, as well as your representation and warranty to us that:

•	you have a “net long position,” within the meaning of Rule 14e-4 under the Securities Exchange Act, in the shares or equivalent securities at least equal to the shares being tendered, and

•	the tender of shares complies with Rule 14e-4.

          It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender shares for that person’s own account unless, at the time of tender and at the end of the proration period or period during which shares are accepted by lot (including any extensions), the person so tendering:

•	has a net long position equal to or greater than the amount of:

	•	shares tendered or

	•	securities convertible into or exchangeable or exercisable for the shares tendered and will acquire the shares for tender by conversion, exchange or exercise, and

•	will deliver or cause to be delivered the shares in accordance with the terms of the offer.

          Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.  Our acceptance for payment of shares tendered pursuant to the offer will constitute a binding agreement between the tendering shareholder and us on the terms and conditions of the offer.

          United States Federal Income Tax Backup Withholding.  Under the United States federal income tax backup withholding rules, unless an exemption applies, 28% of the gross proceeds payable to a shareholder or other payee pursuant to the offer must be withheld and remitted to the United States Internal Revenue Service, unless the shareholder or other payee provides his or her taxpayer identification number (employer identification number or social security number) to the Depositary (as payor) and certifies under penalties of perjury that the number is correct.  Therefore, each tendering shareholder that is a U.S. holder (as defined in Section 14) should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal in order to provide the information and certification necessary to avoid backup withholding unless the shareholder otherwise establishes to the satisfaction of the Depositary that the shareholder is not subject to backup withholding.  If withholding results in an overpayment of taxes, a refund may be obtained from the IRS in accordance with its refund procedures.  Certain “exempt recipients” (including, among others, all corporations and certain foreign shareholders) are not subject to these backup withholding and information reporting requirements.  See Instruction 14 of the Letter of Transmittal.

In order for a foreign shareholder to qualify as an exempt recipient, that shareholder must submit a statement, signed under penalties of perjury, attesting to that shareholder’s exempt status. Such statement can be obtained from the Depositary. See Instruction 14 of the Letter of Transmittal.

          Any tendering shareholder or other payee who fails to complete fully and sign the Substitute Form W-9 included in the Letter of Transmittal may be subject to required federal income tax withholding of 28% of the gross proceeds paid to the tendering shareholder or other payee pursuant to the offer.

          Gross proceeds payable pursuant to the offer to a foreign shareholder or its agent will be subject to withholding of U.S. federal income tax at a rate of 30%, unless we determine that a reduced rate of withholding is applicable pursuant to a tax treaty or that an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business within the United States and, in either case, the foreign shareholder provides the appropriate certification, as described below.  For this purpose, a foreign shareholder is any shareholder that is not for U.S. federal income tax purposes: (a) a citizen or resident of the United States, (b) a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, (c) an estate the income of which is subject to U.S. federal income tax regardless of its source or (d) a trust (1) the administration of which is subject to the primary supervision of a court within the United States and for which one or more U.S. persons have the authority to control all substantial decisions or (2) for which a valid election has been made to be treated as a U.S. person for U.S. federal income tax purposes under applicable Treasury regulations.

          A foreign shareholder may be eligible to file for a refund of such amounts withheld or a portion of such amounts withheld if such shareholder satisfies the “complete termination,” “substantially disproportionate,” or “not essentially equivalent to a dividend” tests described in Section 14 or if such shareholder is entitled to a reduced rate of withholding pursuant to a tax treaty and we withheld at a higher rate.  In order to obtain a reduced rate of withholding under a tax treaty, a foreign shareholder must deliver to the Depositary before payment a properly completed and executed IRS Form W-8BEN claiming such an exemption or reduction.  In order to claim an exemption from withholding on the grounds that gross proceeds paid pursuant to the offer are effectively connected with the conduct of a trade or business within the United States, a foreign shareholder must deliver to the Depositary a properly completed and executed IRS Form W-8ECI claiming such exemption.  Such forms may be obtained from the Depositary.  Backup withholding generally will not apply to amounts subject to the 30% rate or a treaty-reduced rate of withholding.  We recommend that foreign shareholders consult their own tax advisors regarding the application of U.S. federal income tax withholding, including eligibility for a withholding tax reduction or exemption and the refund procedure.

          Lost, Stolen or Destroyed Certificates.  Shareholders whose certificates for part or all of their shares have been lost, stolen, misplaced or destroyed and desire to tender some or all of their shares should contact the Depositary (which is also our stock transfer agent) at (877) 248-6417 for instructions regarding the procedures to be followed in order to replace the certificate.  The Letter of Transmittal and the related documents cannot be processed until the procedures for replacing lost, stolen or destroyed certificates has been followed.  Shareholders are requested to contact the Depositary immediately in order to permit timely processing of this documentation.

          4.                    Withdrawal Rights.

          Shares tendered pursuant to the offer may be withdrawn at any time before the Expiration Date and, unless already accepted for payment by us pursuant to the offer, may also be withdrawn at any time after 12:00 Midnight, New York City time, on July 24, 2007.  Except as otherwise provided in this Section 4, tenders of shares pursuant to the offer are irrevocable.

          For a withdrawal to be effective, a notice of withdrawal must be in written or facsimile transmission form and must be received in a timely manner by the Depositary at its address set forth on the back cover of this Offer to Purchase.  Any notice of withdrawal must specify the name of the tendering shareholder, the number of shares to be withdrawn and the name of the registered holder of the shares, if different from that of the person who tendered the shares.  If the certificates for shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of the certificates, the tendering shareholder must also submit the serial numbers shown on the particular certificates for shares to be withdrawn and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3), except in the case of shares tendered for the account of an Eligible Institution.  If shares have been tendered pursuant to the procedure for book-entry transfer described in Section 3, the notice of withdrawal also must specify the name and the number of the account at DTC to be credited with the withdrawn shares and must otherwise comply with DTC’s procedures.

          All questions as to the form and validity, including the time of receipt, of any notice of withdrawal will be determined by us, in our sole discretion.  Any determination by us will be final and binding on all parties.  Neither we, the Depositary nor any other person will be obligated to give notice of any defects or irregularities in any notice of withdrawal, nor will any of them incur liability for failure to give any notice.

          Withdrawals may not be rescinded, and any shares properly withdrawn will be deemed not properly tendered for purposes of the offer.  However, withdrawn shares may be re-tendered before the Expiration Date by again following one of the procedures described in Section 3.

          If we extend the offer, are delayed in our purchase of shares or are unable to purchase shares pursuant to the offer for any reason, then, without prejudice to our rights under the offer, the Depositary may, subject to applicable law, retain tendered shares on our behalf, and the shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described in this Section 4.  Our reservation of the right to delay payment for shares that we have accepted for payment is limited by Rule 13e-4(f)(5) under the Securities Exchange Act, which requires us to pay the consideration offered or return the shares tendered promptly after termination or withdrawal of a tender offer.

          5.                    Purchase of Shares and Payment of Purchase Price.

          As promptly as practicable following the Expiration Date, we will:

•

determine the purchase price we will pay for the shares properly tendered and not properly withdrawn, taking into account the number of shares tendered and the prices specified by tendering shareholders, and

•

subject to the “odd lot” priority, proration and conditional tender provisions of this offer, accept for payment and pay for, and thereby purchase, shares properly tendered at prices at or below the purchase price and not properly withdrawn.

          For purposes of the offer, we will be deemed to have accepted for payment (and therefore purchase), subject to the “odd lot” priority, proration and conditional tender provisions of this offer, shares that are properly tendered at or below the purchase price selected by us and not properly withdrawn only when, as and if we give oral or written notice to the Depositary of our acceptance of the shares for payment pursuant to the offer.

          We will accept for payment and pay the per share purchase price for all of the shares accepted for payment pursuant to the offer as soon as practicable after the Expiration Date.  In all cases, payment for shares tendered and accepted for payment pursuant to the offer will be made promptly, subject to possible delay in the event of proration or conditional tender, but only after timely receipt by the Depositary of certificates for shares, or of a timely book-entry confirmation of shares into the Depositary’s account at DTC, and a properly completed and duly executed Letter of Transmittal (or manually signed facsimile of the Letter of Transmittal), an Agent’s Message in the case of a book-entry transfer or the specific acknowledgement in the case of a tender through DTC’s automated tender offer program, and any other required documents.

          We will pay for shares purchased pursuant to the offer by depositing the aggregate purchase price for the shares with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from us and transmitting payment to the tendering shareholders.

          In the event of proration, we will determine the proration factor and pay for those tendered shares accepted for payment as soon as practicable after the Expiration Date.  However, we do not expect to be able to announce the final results of any proration and commence payment for shares purchased until approximately 7 business days after the Expiration Date.  Certificates for all shares tendered and not purchased, including all shares tendered at prices in excess of the purchase price and shares not purchased due to proration or conditional tenders, will be returned to the tendering shareholder or, in the case of shares tendered by book-entry transfer, will be credited to the DTC account maintained by the participant who delivered the shares, at our expense as promptly as practicable after the Expiration Date or termination of the offer.  Under no circumstances will we pay interest on the purchase price, including by reason of any delay in making payment.  In addition, if certain events occur, we may not be obligated to purchase shares pursuant to the offer.  See Section 7.

          We will pay all stock transfer taxes, if any, payable on the transfer to us of shares purchased pursuant to the offer.  If, however, payment of the purchase price is to be made to, or (in the circumstances permitted by the offer) if unpurchased shares are to be registered in the name of, any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder or the other person), payable on account of the transfer to the person will be deducted from the purchase price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption from payment of the stock transfer taxes, is submitted.  See Instruction 7 of the Letter of Transmittal.

          Any tendering shareholder or other payee who fails to complete fully, sign and return to the Depositary the Substitute Form W-9 included with the Letter of Transmittal may be subject to required United States federal income tax backup withholding.  See Section 3 and also see Sections 3 and 14 regarding United States federal income tax consequences for non-United States shareholders.

          6.                    Conditional Tender of Shares.

          Under certain circumstances and subject to the exceptions for odd lot holders described in Section 1, we may prorate the number of shares purchased pursuant to the offer.  As discussed in Section 14, the number of shares to be purchased from a particular shareholder may affect the tax treatment of the purchase to the shareholder and the shareholder’s decision whether to tender.  The conditional tender alternative is made available so that a shareholder may seek to structure our purchase of shares from the shareholder in such a manner that it will be treated as a sale of such shares by the shareholder, rather than the payment of a dividend to the shareholder, for federal income tax purposes.  Accordingly, a shareholder may tender shares subject to the condition that a specified minimum number of the shareholder’s shares tendered pursuant to a Letter of Transmittal or Notice of Guaranteed Delivery must be purchased if any shares tendered are purchased.  Any shareholder desiring to make a conditional tender must so indicate in the box captioned “Conditional Tender” in the Letter of Transmittal or, if applicable, the Notice of Guaranteed Delivery.  We urge each shareholder to consult with his or her own tax advisor.

          Any tendering shareholder wishing to make a conditional tender must calculate and appropriately indicate the minimum number of shares that must be purchased if any are purchased.  If the effect of accepting tenders on a pro rata basis would be to reduce the number of shares to be purchased from any shareholder below the minimum number specified by that shareholder, the conditional tender will automatically be regarded as withdrawn (except as provided in the next paragraph).  We will return all shares tendered by a shareholder subject to a conditional tender and regarded as withdrawn as a result of proration as promptly as practicable after the Expiration Date.

          If conditional tenders would otherwise be regarded as withdrawn because of proration and would cause the total number of shares to be purchased to fall below 300,000, then to the extent feasible we will select enough of the conditional tenders that would otherwise have been deemed withdrawn to permit us to purchase 300,000 shares.  In selecting among the conditional tenders, we will select by lot and will limit our purchase in each case to the designated minimum number of shares to be purchased.

          7.                    Conditions of the Offer.

          Notwithstanding any other provision of this offer, we may terminate or amend the offer or may postpone the acceptance for payment of, or the purchase of and the payment for shares tendered, subject to the rules under the

Securities Exchange Act, if at any time on or after the commencement of the offer and before the Expiration Date any of the following events have occurred (or have been determined by us to have occurred) that, in our sole judgment and regardless of the circumstances giving rise to the event or events (including any action or omission to act by us), makes it inadvisable to proceed with the offer or with acceptance of shares for payment:

•

there has been threatened, instituted or pending any action, suit or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or by any other person, before any court, authority, agency or other tribunal that directly or indirectly:

•

challenges or seeks to make illegal, or to delay or otherwise directly or indirectly to restrain, prohibit or otherwise affect the making of the offer, the acquisition of some or all of the shares pursuant to the offer or otherwise relates in any manner to the offer; or

•

in our reasonable judgment could materially and adversely affect our and our subsidiaries’ business, condition (financial or otherwise), income, operations or prospects, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of our business or any of our subsidiaries’ business or materially impair the contemplated benefits of the offer to us;

•

there has been any action threatened, instituted, pending or taken, including any settlement, or any approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, invoked, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the offer or us or any of our subsidiaries, by any court, government or governmental, regulatory or administrative authority, agency or tribunal that, in our reasonable judgment, could directly or indirectly result in the consequences referred to under the first bullet point, above;

•	there has occurred any of the following:

	•	any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market;

	•	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

	•	the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States;

•

any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that, in our reasonable judgment, could materially affect, the extension of credit by banks or other lending institutions in the United States;

•

any significant decrease in the market price of our common stock or in the market prices of equity securities generally in the United States or any changes in the general political, market, economic or financial conditions in the United States or abroad that could have, in our reasonable judgment, a material adverse effect on our and our subsidiaries’ business, condition (financial or otherwise), income, operations or prospects, taken as a whole, or on trading in our common stock or on the benefits of the offer to us; or

	•	in the case of any of the foregoing existing at the time of the commencement of the offer, a material acceleration or worsening thereof;

•

a tender or exchange offer for any or all of the shares (other than this offer), or any merger, acquisition proposal, business combination or other similar transaction with or involving us or any subsidiary, has been proposed, announced or made by any person or has been publicly disclosed;

•	we learn that:

•

any entity, “group” (as that term is used in Section 13(d)(3) of the Securities Exchange Act) or person has acquired or proposes to acquire beneficial ownership of more than 5% of our outstanding shares, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than as and to the extent disclosed in a Schedule 13D or Schedule 13G filed with the SEC on or before February 7, 2007); or

•

any entity, group or person who has filed a Schedule 13D or Schedule 13G with the SEC on or before February 7, 2007 has acquired or proposes to acquire, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise, beneficial ownership of an additional 2% or more of our outstanding shares;

•

any person, entity or group has filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, reflecting an intent to acquire us or any of our shares of common stock, or has made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of our respective assets or securities;

•

any change or changes have occurred or are threatened in our or our subsidiaries’ business, condition (financial or otherwise), assets, income, operations, prospects or stock ownership that, in our reasonable judgment, is or may be material to us or our subsidiaries; or

•

we determine that the consummation of the offer and the purchase of the shares may cause our common stock to be delisted from The Nasdaq Global Market or to be subject to deregistration under the Securities Exchange Act.

          The conditions referred to above are for our sole benefit and may be asserted by us regardless of the circumstances (including any action or omission to act by us) giving rise to any condition, and may be waived by us, in whole or in part, at any time and from time to time in our sole discretion.  Our failure at any time to exercise any of the rights described above will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.  In certain circumstances, if we waive any of the conditions described above, we may be required to extend the Expiration Date.  Any determination by us concerning the events described above will be final and binding on all parties.

          8.                    Price Range of Shares.

          Our common stock is listed for trading on The Nasdaq Global Market under the symbol “OICO.” The following table sets forth, for the fiscal quarters indicated, the high and low sales prices per share as reported on The Nasdaq Global Market.

	High	Low

Fiscal year ended December 1, 2005
First quarter	$11.45	$8.78
Second quarter	12.99	8.20
Third quarter	12.90	10.10
Fourth quarter	13.63	10.28
Quarter ended December 31, 2005
Fiscal year ended December 31, 2006
First quarter	14.49	11.29
Second quarter	15.00	11.09
Third quarter	13.35	9.53
Fourth quarter	12.13	9.59
Fiscal year ending December 31, 2007
First quarter	12.40	9.60
Second quarter (through June 19, 2007)	15.46	10.86

          9.                    Source and Amount of Funds.

          Assuming we purchase 300,000 shares pursuant to the offer at the maximum specified purchase price of $14.75 per share, we expect the maximum aggregate cost, including all expenses applicable to the offer, will be approximately $4.525 million.  We anticipate that we will pay for the shares purchased in the offer and related expenses from available cash.

          10.                    Certain Information Concerning Us.

          O. I. Corporation was organized in 1963, in accordance with the Business Corporation Act of the State of Oklahoma, as Clinical Development Corporation, a builder of medical and research laboratories. In 1969, we moved from Oklahoma City, Oklahoma to College Station, Texas, and changed our name to Oceanography International Corporation. To better  reflect current business operations, we again changed our name to O.I. Corporation in July 1980, and in January 1989 we began doing business as OI Analytical.

          At OI, we provide innovative products for chemical monitoring and analysis. Our products perform detection, analysis, measurement, and monitoring applications in a wide variety of industries including food, beverage, pharmaceutical, semiconductor, power generation, chemical, petrochemical and security. Headquartered in College Station, Texas, we sell our products throughout the world utilizing a direct sales force as well as a network of independent sales representatives and distributors. Our primary strategy is to identify market niches we can penetrate using our product development capabilities, manufacturing processes and marketing skills with the goal of assuming a market leadership position. Management continually emphasizes product innovation, quality improvement, performance enhancement, and on-time delivery while striving for product cost improvements to promote added value for our products. We seek growth opportunities through 1) the development of new applications for existing products, 2) technological and product improvement to develop new products for both new and existing markets and 3) the acquisition and development of new products and competencies.

          Where You Can Find More Information.  We are subject to the informational filing requirements of the Exchange Act and, accordingly, are obligated to file reports, statements and other information with the SEC relating to our business, financial condition and other matters.  Information as of particular dates, concerning our directors and officers, their remuneration, options granted to them, the principal holders of our securities and any material interest of these persons in transactions with us is required to be disclosed in proxy statements distributed to our shareholders and filed with the SEC.  We also have filed an Issuer Tender Offer Statement on Schedule TO with the SEC that includes additional information relating to the Offer.

          These reports, statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C.  20549.  Copies of material filed with the SEC may also be obtained by mail, upon payment of the SEC’s customary charges, from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C.  20549.  The SEC also maintains a web site on the Internet at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants like us that file electronically with the SEC.  Our filings are also available on our website at www.oico.com.

          Incorporation by Reference.  The rules of the SEC allow us to “incorporate by reference” information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the SEC.  The offer incorporates by reference the documents listed below, including the financial statements and the notes related thereto contained in those documents, that have been previously filed with the SEC (excluding information furnished rather than filed).  These documents contain important information about us:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2006;

•	Quarterly report on Form 10-Q for the quarter ended March 31, 2007.

•	Current Reports on Form 8-K, as filed on January 3, 2007, January 12, 2007, January 22, 2007, March 20, 2007, March 26, 2007, May 16, 2007, June 11, 2007 and June 14, 2007; and

•	All documents filed by us under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date hereof and before the Expiration Date.

          You can obtain any of the documents incorporated by reference in this Offer to Purchase from us or from the SEC’s web site at the address described above.  Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents.  You may request a copy of these documents by writing to us at:  151 Graham Road, Box 9010, College Station, TX 78742.  Our telephone number is (979) 690-1711.

Please be sure to include your complete name and address in your request.  If you request any incorporated documents, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request.  You can find additional information by visiting our web site at www.oico.com.

          Summary Unaudited Pro Forma Financial Information.  The following statements set forth unaudited pro forma financial information about us, giving effect to our purchase of shares in the offer as if they had occurred on March 31, 2007 (with respect to balance sheet data) and as of the beginning of each period presented (with respect to income statement data).  These statements do not purport to be indicative of our financial position or results of operations for future periods or indicative of the results that actually would have been realized had our purchase of shares in the offer taken place at March 31, 2007 or during the periods covered by the income statements.

O. I. CORPORATION

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
AT MARCH 31, 2007

	March 31, 2007 Historical	Adjustments	Pro Forma

	(In thousands, except per share data)
ASSETS
Current Assets
Cash & cash equivalents	$3,220	$(3,220)	$—
Accounts receivable-trade, net	5,927		5,927
Investment in sales type lease-current portion	215		215
Investments, at market	9,487	(1,305)	8,182
Inventories, net	4,823		4,823
Current Deferred Tax Asset	1,012		1,012
Prepaid Expenses	134		134

Total Current Assets	24,818	(4,525)	20,293
Property, plant, & equipment, net	3,381		3,381
Investment in sales type lease-net of current portion	137		137
Long-term deferred income tax assets	592		592
Intangible assets, net	390		390
Other assets	28		28

TOTAL ASSETS	29,346	(4,525)	24,821

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable, trade	$1,287		$1,287
Accrued liabilities	4,043		4,043

Total current liabilities	5,330	—	5,330
Long-term liabilities	365		365

TOTAL LIABILITIES	5,695	—	5,695
Commitments and contingencies
SHAREHOLDERS’ EQUITY
Preferred stock, $0.10 par value, 3,000 authorized shares	—		—
Common stock, $0.10 par value, 10,000 authorized shares, 4,103 shares issued	$410		$410
Additional paid-in capital	4,994		4,994
Treasury stock, at cost	(5,787)	(4,525)	(10,312)
Accumulated other comprehensive income/loss, net	7		7
Retained Earnings	24,027		24,027

TOTAL SHAREHOLDERS’ EQUITY	23,651	(4,525)	19,126

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	29,346	(4,525)	24,821

See accompanying notes to pro forma consolidated financial statements

O. I. CORPORATION

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
THREE MONTHS ENDED MARCH 31, 2007

	March 31, 2007 Historical	Pro Forma Adjustments	Pro Forma

	(In thousands, except per share data)
Net revenues:
Products	6,493		6,493
Services	849		849

	7,342		7,342
Cost of revenues:
Products	3,223		3,223
Services	389		389

	3,612		3,612
Gross Profit	3,730		3,730
Selling, general and administrative expenses	3,661		3,661
Research and development	932		932

Operating (loss)/income	(863)		(863)
Other income, net	399	(53)	346

(Loss)/income before taxes	(464)	(53)	(517)
(Benefit)/provision for income tax	(102)	(12)	(114)

Net (loss)/income	(362)	(41)	(403)

Other comprehensive income, net	25		25

Comprehensive (loss)/income	(337)	(41)	(378)

(Loss)/earnings per share:
Basic	(0.13)		(0.16)
Diluted	(0.13)		(0.16)
# Shares used in computing (loss)/earnings per share:
Basic	2,862	(300)	2,562
Diluted	2,862	(300)	2,562

NOTES TO CONSOLIDATED PRO FORMA FINANCIAL STATEMENTS

          A.                  Reflects the purchase of 300,000 shares of common stock at $14.75 per share (the high-point of the tender offer price) plus costs (estimated at $100,000) associated with the transaction.

          B.                  Assumes that our Cash and Investments balance was reduced by the $4,525,000 effective January 1, 2007.  We had an average interest rate of 4.65% on our investments which we annualized and multiplied by $4,525,000 to arrive at a $53,000 decrease in interest income year to date.  Our effective tax rate for 2007 is 22%.

11.	Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares

          As of June 1, 2007, we had 2,909,338 issued and outstanding shares.  The 300,000 shares that we are offering to purchase hereunder represent approximately 10.3% of the shares outstanding on that date.

          As of May 31, 2007, our directors and executive officers as a group (7 persons) beneficially owned 318,150 shares or approximately 10.8% of the total outstanding shares of our common stock on that date.  Each of our executive officers and directors has advised us that he or she does not intend to tender any shares pursuant to our offer.  If we purchase 300,000 shares pursuant to the offer, and none of our executive officers or directors tender shares pursuant to the offer, then, after the purchase of shares pursuant to the offer, our executive officers and directors as a group would beneficially own approximately 11.3% of the total shares of our common stock outstanding immediately after the offer.

          The following table sets forth the number and percentage of shares of common stock owned, as of May 31, 2007 by (a) each of our directors, (b) each of our executive officers, and (c) all of our directors and executive officers as a group.  This information is reported in accordance with the beneficial ownership rules of the Securities and Exchange Commission under which a person is deemed to be the beneficial owner of a security if that person has or shares voting power or investment power with respect to such security or has the right to acquire such ownership within 60 days.  Shares of common stock issuable pursuant to options or warrants are deemed to be outstanding for purposes of computing the percentage of the person or group holding such options or warrants but are not deemed to be outstanding for purposes of computing the percentage of any other person.  Unless otherwise indicated in footnotes to the table, each person listed has sole voting and dispositive power with respect to the securities owned by such person.

Name and Business Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership		Percent of Class(2)

Executive Officers and Directors
Raymond E. Cabillot, Chairman of the Board	255,880	(3) (4)	8.8%
Richard W. K. Chapman, Director	20,000	(5)	*
Kenneth M. Dodd, Director	3,000	(3)	*
Robert L. Moore, Director	3,000	(3)	*
Leo B. Womack, Director	3,000	(3)	*
J. Bruce Lancaster, Chief Executive Officer, Chief Financial Officer and Director	—		*
Donald P. Segers, President, Chief Operating Officer and Director	51,300	(6)	1.1%
Directors and executive officers as a group (7 persons)	336,180	(7)	11.3%
Other 5% or Greater Shareholders
William W. Botts 100 Lee Avenue, College Station, TX 77840-3147	289,985		10.3%
Heartland Advisors, Inc. 789 North Water Street, Milwaukee, WI 53202	245,900	(8)	8.5%
Farnam Street Partners, L.P. 3033 Excelsior Blvd., Suite 300, Minneapolis, MN 55416	252,880	(9)	8.7%
Advisory Research, Inc. 180 North Stetson St., Suite 5780, Chicago, IL 60601	206,857	(10)	7.1%
Dimensional Fund Advisors, Inc. 1299 Ocean Avenue, 11th Flr., Santa Monica, CA 90401	175,650	(11)	6.0%

*	Indicates ownership of less than 1%

(1)

Unless otherwise noted, the Company believes all persons named in the table have sole voting and investment power with respect to shares of common stock beneficially owned by them. Under the rules of the Securities and Exchange Commission, a person is deemed to be a “beneficial” owner of securities if he or she has or shares the power to vote or direct the voting of such securities or the power to direct the disposition of such securities. More than one person may be deemed to be a beneficial owner of the same securities.

(2)	Percent of class owned is based on the number of shares outstanding plus options exercisable by the named beneficial owners.
(3)

Includes a one-time restricted stock award granted to new directors in 2006 upon their initial election for 3,000 shares of Common Stock which will vest in full on the second anniversary of the date of grant.

(4)

Includes 252,880 shares held by Farnam Street Partners, L.P.  Mr. Cabillot is the Chief Executive Officer and Chief Financial Officer of Farnam Street Capital, Inc., the general partner of Farnam Street Partners, L.P.  Mr. Cabillot disclaims beneficial ownership of the shares held by Farnam Street Partners, L.P.

(5)	Includes 5,000 shares subject to options currently exercisable or exercisable within 60 days after the date hereof.
(6)	Includes 51,300 shares subject to options currently exercisable or exercisable within 60 days after the date hereof.
(7)	Includes 91,300 shares subject to options.
(8)

Based on a Schedule 13G filed by Heartland Advisors, Inc. with the SEC on February 12, 2007.  Heartland Advisors, Inc. has shared dispositive power as to all 245,900 shares.  All shares are held in investment advisory accounts of Heartland Advisors, Inc.  As a result, various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.  The interests of one such account, Heartland Value Fund, a series of Heartland Group, Inc., a registered investment company, relates to more than 5% of the class.

(9)	Based on a Schedule 13D filed by Farnam Street Partners, L.P. with the SEC on March 28, 2006.
(10)	Based on a Schedule 13G filed by Advisory Research, Inc. with the SEC on February 21, 2007.
(11)	Based on a Schedule 13G filed by Dimensional Fund Advisors, Inc. with the SEC on February 9, 2007.

          Based on our records and on information provided to us by our directors, executive officers, subsidiaries, affiliates and associates, none of them nor any associates or subsidiaries of any of the foregoing, has effected any transactions involving our common stock during the 60 days before the date of this Offer to Purchase.

          On April 3, 2007, our Board reauthorized the repurchase from time to time of up to 100,000 shares of our common stock.  The repurchase plan was originally authorized in August 2006.  We have purchased 36,336 shares at a cost of $400,133 under the repurchase plan to date.

          Except as otherwise described in this Offer to Purchase, neither we nor, to the best of our knowledge, any of our affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the offer or with respect to any of our securities, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of our securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.

12.	Effects of the Offer on the Market for Shares; Registration Under the Securities Exchange Act.

          Our purchase of shares pursuant to the offer will reduce the number of shares that might otherwise trade publicly immediately following completion of the offer and is likely to reduce the number of shareholders.  Nonetheless, we anticipate that there will be a sufficient number of shares outstanding and publicly traded following consummation of the offer to ensure a continued trading market for the shares.  Based upon published guidelines of The Nasdaq Global Market, we do not believe that our purchase of shares pursuant to the offer will cause our remaining shares to be delisted from The Nasdaq Global Market.

          Our shares are currently “margin securities” under the rules of the Federal Reserve Board.  This has the effect, among other things, of allowing brokers to extend credit to their customers using the shares as collateral.  We believe that, following the purchase of shares pursuant to the offer, the shares will continue to be “margin securities” for purposes of the Federal Reserve Board’s margin regulations.

          Our shares are registered under the Securities Exchange Act which requires, among other things, that we furnish information to our shareholders and to the SEC and comply with the SEC’s proxy rules in connection with meetings of our shareholders.  We believe that our purchase of shares pursuant to the offer will not result in the shares becoming eligible for deregistration under the Securities Exchange Act.

13.	Certain Legal Matters; Regulatory Approvals.

          We are not aware of any license or regulatory permit material to our business that might be adversely affected by our acquisition of shares as contemplated in this offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency that would be required for our acquisition or ownership of the shares as contemplated by this offer.  Should any approval or other action be required, we currently contemplate that we will seek that approval or other action.  We cannot predict whether we will be required to delay the acceptance for payment of or payment for shares tendered pursuant to the offer pending the outcome of any such matter.  There can be no assurance that any approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain the approval or other action might not result in adverse consequences to our business.  Our obligations under the offer to accept for payment and pay for shares are subject to conditions.  See Section 7.

14.	Certain United States Federal Income Tax Consequences.

          The following is a discussion of the material U.S. federal income tax consequences relevant to the offer to U.S. holders as defined below. This discussion is based upon the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), existing and proposed Treasury regulations, administrative pronouncements and judicial decisions, changes to which could materially affect the U.S. federal income tax consequences described herein and could be made on a retroactive basis.

          This discussion deals only with shares held as capital assets (generally, property held for investment) and does not deal with all U.S. federal income tax consequences that may be relevant to holders in light of the particular circumstances or to holders subject to special U.S. federal income tax rules (such as dealers or brokers in securities or commodities, financial institutions or insurance companies, tax-exempt organizations, partnerships or other pass through entities or persons who hold shares as part of a hedge, appreciated financial position, straddle, conversion or other risk reduction transaction). In particular, different rules may apply to shares acquired as compensation (including shares acquired upon the exercise of employee stock options or otherwise as compensation). This discussion does not consider the effect of any alternative minimum taxes or any state, local or foreign tax laws or any U.S. tax considerations (e.g. estate or gift tax), other than U.S. federal income tax considerations, that may be applicable to holders of shares. U.S. holders of shares are urged to consult their tax advisors as to the particular consequences to them of participation in the tender offer.

          As used herein, a “U.S. holder” means a beneficial owner of shares that is, for U.S. federal income tax purposes,

•	a citizen or resident of the United States,

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof,

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source or

•

a trust that (i) is subject to primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

          If a partnership holds shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership.  A shareholder that is a partnership, and partners of such partnership, should consult their own tax advisors regarding the tax consequences of participating in the offer.

          Beneficial owners of shares who are not U.S. holders should consult their tax advisors regarding the U.S. federal income tax consequences and any applicable foreign tax consequences of the offer and should also see Section 3 for a discussion of the applicable withholding rules and the potential for obtaining a refund of all or a portion of any tax withheld.

          Non-Participation in the Offer. U.S. holders of shares who do not participate in the offer will not incur any U.S. tax liability as a result of the consummation of the offer.

          Exchange of Shares Pursuant to the Offer.  An exchange of shares for cash pursuant to the offer will be a taxable transaction for U.S. federal income tax purposes. A U.S. holder who participates in the offer will, depending on such U.S. holder’s particular circumstances, be treated either as recognizing gain or loss from the disposition of the shares or as receiving a dividend distribution from us.

          Under Section 302 of the Code, a U.S. holder will recognize gain or loss on an exchange of shares for cash if the exchange:

•	results in a “complete termination” of such U.S. holder’s entire equity interest in us,

•	results in a “substantially disproportionate” redemption with respect to such U.S. holder or

•	is “not essentially equivalent to a dividend” with respect to the U.S. holder.

          In applying the Section 302 tests, a U.S. holder must take into account both our shares owned directly by the U.S. holder and our shares that such U.S. holder constructively owns under the attribution rules of Section 318 of the Code, pursuant to which the U.S. holder will be treated as owning our shares owned by certain family members (except that in the case of a “complete termination” a U.S. holder may, under certain circumstances, waive attribution from family members) and related entities and our shares that the U.S. holder has the right to acquire by exercise of an option. An exchange of shares for cash will be a substantially disproportionate redemption with respect to a U.S. holder if the percentage of the then outstanding shares actually and constructively owned by such U.S. holder immediately after the exchange is less than 80% of the percentage of the shares actually and constructively owned by such U.S. holder immediately before the exchange. If an exchange of shares for cash fails to satisfy the “substantially disproportionate” test, the U.S. holder may nonetheless satisfy the “not essentially equivalent to a dividend” test. An exchange of shares for cash will satisfy the “not essentially equivalent to a dividend” test if it results in a “meaningful reduction” of the U.S. holder’s equity interest in us. An exchange of shares for cash that results in a reduction of the proportionate equity interest in us of a U.S. holder whose relative equity interest in us is minimal (an interest of less than one percent should satisfy this requirement) and who exercises no control over our corporate affairs should be treated as “not essentially equivalent to a dividend”. U.S. holders should consult their tax advisors regarding the application of the rules of Section 302 in their particular circumstances.

          If a U.S. holder is treated under the Section 302 tests as recognizing gain or loss from the disposition of the shares for cash, such gain or loss will be equal to the difference between the amount of cash received and such U.S. holder’s tax basis in the shares exchanged therefor. Any such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holding period of the shares exceeds one year as of the date the exchange is treated as occurring for U.S. federal income tax purposes. Long-term capital gain recognized by a non-corporate U.S. holder generally will be subject to U.S. federal income tax at a maximum rate of 15%.  Specified limitations apply to the deductibility of capital losses by U.S. holders.  Gain or loss must be determined separately for each block of shares (i.e., shares acquired at the same cost in a single transaction) that is purchased by us from a U.S. holder in the offer.  A U.S. holder may be able to designate, generally through its broker, which blocks of shares it wishes to tender in the offer if less than all of its shares are tendered in the offer, and the order in which different blocks will be purchased by us in the event of proration in the offer.  U.S. holders are urged to consult their tax advisors concerning the mechanics and desirability of that designation.

          If a U.S. holder is not treated under the Section 302 tests as recognizing gain or loss on an exchange of shares for cash, the entire amount of cash received by such U.S. holder pursuant to the exchange will be treated as a dividend to the extent of the U.S. holder’s allocable portion of our current and accumulated earnings and profits. Provided certain holding period and other requirements are satisfied, non-corporate U.S. holders generally will be subject to U.S. federal income tax at a maximum rate of 15% on amounts treated as dividends without reduction for the tax basis of the shares exchanged.

          To the extent that cash received in exchange for shares is treated as a dividend to a corporate U.S. holder, (i) it will be eligible for a dividends-received deduction (subject to applicable limitations), and (ii) it will be subject to the “extraordinary dividend” provisions of the Code. Corporate U.S. holders should consult their tax advisors concerning the availability of the dividends-received deduction and the application of the “extraordinary dividend” provisions of the Code in their particular circumstances.

          To the extent that amounts received pursuant to the offer exceed a U.S. holder’s allocable share of our current and accumulated earnings and profits, the distribution will first be treated as a non-taxable return of capital, causing a reduction in the adjusted tax basis of such U.S. holder’s shares, and any amounts in excess of the U.S. holder’s adjusted tax basis will constitute capital gain. Any remaining adjusted tax basis in the shares tendered will be transferred to any remaining shares held by such U.S. holder.

          We cannot predict whether or the extent to which the offer will be oversubscribed.  If the offer is oversubscribed, proration of tenders in the offer will cause us to accept fewer shares than are tendered.  This in turn may affect the U.S. holder’s U.S. federal income tax consequences.  In particular, this may affect the U.S. holder’s ability to satisfy one of the Section 302 tests described above.  Accordingly, a tendering U.S. holder may choose to submit a “conditional tender” under the procedures described in Section 6, which allows the U.S. holder to tender shares subject to the condition that a specified minimum number of the U.S. holder’s shares must be purchased by us if any such shares so tendered are purchased.  In any event, no assurance can be given that a U.S. holder will be able to determine in advance whether its disposition of shares pursuant to the offer will be treated as a sale or exchange, rather than as a dividend, for U.S. federal income tax purposes pursuant to the rules discussed above.

          Backup Withholding.  See Section 3 with respect to the application of U.S. federal income tax withholding and backup withholding.

15.	Extension of the Offer; Termination; Amendment.

          We expressly reserve the right, in our sole discretion, and regardless of whether or not any of the events set forth in Section 7 have occurred or are deemed by us to have occurred, to extend the period of time the offer is open and delay acceptance for payment of, and payment for, any shares by giving oral or written notice of the extension to the Depositary and making a public announcement of the extension.  We also expressly reserve the right, in our sole discretion, to terminate the offer and reject for payment and not pay for any shares not accepted for payment or paid for before then or, subject to applicable law, to postpone payment for shares upon the occurrence of any of the conditions specified in Section 7 by giving oral or written notice of the termination or postponement to the

Depositary and making a public announcement of the termination or postponement.  Our reservation of the right to delay payment for shares that we have accepted for payment is limited by Rule 1 3e-4(f)(5) under the Securities Exchange Act, which requires that we pay the consideration offered or return the shares tendered promptly after termination or withdrawal of a tender offer.

          Subject to compliance with applicable law, we further reserve the right, in our sole discretion, and regardless of whether any of the events set forth in Section 7 have occurred or are deemed by us to have occurred, to amend the offer in any respect (including by decreasing or increasing the consideration offered or by decreasing or increasing the number of shares being sought).  Amendments to the offer may be made at any time and from time to time by public announcement of the amendment.  In the case of an extension, the amendment must be issued no later than 9:00 a.m., New York City time, on the first business day after the last previously scheduled or announced Expiration Date.  We will disseminate any public announcement made pursuant to the offer promptly to shareholders in a manner reasonably designed to inform shareholders of the change.  Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law (including Rule 13e-4(d)(2) under the Securities Exchange Act), we will have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a press release to PR Newswire, BusinessWire, Dow Jones News Service or comparable service.

          If we materially change the terms of the offer or the information concerning the offer, or if we waive a material condition of the offer, we will extend the offer to the extent required by Rules 1 3e-4(d)(2) and 1 3e-4(e)(2) under the Securities Exchange Act.  These rules provide that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of the terms or information.  If:

•

we increase or decrease the price to be paid for shares or increase or decrease the number of shares being sought in the offer and, in the event of an increase in the number of shares being sought, the increase exceeds 2% of the outstanding shares of our common stock, and

•

the offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of an increase or decrease is first published, sent or given in the manner specified in this Section 15, then, in each case, the offer will be extended for 10 business days.  For purposes of the offer, a “business day” means any day other than a Saturday, Sunday or federal holiday.

16.	Fees and Expenses.

          We have retained D.F. King & Co., Inc. to act as Information Agent and American Stock Transfer & Trust Company to act as Depositary in connection with the offer.  The Information Agent may contact holders of shares by mail, telephone, telegraph and personal interviews and may request brokers, dealers and other nominee shareholders to forward materials relating to the Offer to beneficial owners.  The Information Agent and the Depositary will each receive reasonable and customary compensation for their respective services, will be reimbursed by us for reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the offer, including certain liabilities under federal securities laws.

          We will not pay any fees or commissions to brokers, dealers or other persons (other than the Information Agent as described above) for soliciting tenders of shares pursuant to the offer.  We urge shareholders holding shares through brokers or banks to consult the brokers or banks to determine whether transaction costs may apply if shareholders tender shares through the brokers or banks and not directly to the Depositary.  We will, however, upon request, reimburse brokers, dealers and commercial banks for customary mailing and handling expenses incurred by them in forwarding the offer and related materials to the beneficial owners of shares held by them as a nominee or in a fiduciary capacity.  No broker, dealer, commercial bank or trust company has been authorized to act as our agent or the agent of the Information Agent or the Depositary for purposes of the offer.  We will pay or cause to be paid all stock transfer taxes, if any, on our purchase of shares except as otherwise provided in Instruction 7 in the Letter of Transmittal.

Manually signed facsimile copies of the Letter of Transmittal will be accepted.  The Letter of Transmittal and certificates for shares and any other required documents should be sent or delivered by each shareholder or the shareholder’s broker, dealer, commercial bank, trust company or nominee to the Depositary at one of its addresses set forth below.  To confirm delivery of shares, shareholders are directed to contact the Depositary.

The Depositary for the offer is:

AMERICAN STOCK TRANSFER & TRUST COMPANY

By Mail or Overnight Courier:	By Hand:
American Stock Transfer & Trust Company	American Stock Transfer & Trust Company
Operations Center	Attn: Reorganization Department
6201 15th Avenue	59 Maiden Lane
Brooklyn, NY 11219	New York, NY 10038

Telephone confirm #: (877) 248-6417 or (718) 921-8200
Fax# (718) 234-5001

Tendering shareholders may request additional copies of this offer, the Letter of Transmittal or the Notice of Guaranteed Delivery and direct questions and requests for assistance to the Information Agent at the address and telephone number set forth below.

The Information Agent for the offer is:

D.F. King & Co., Inc.
48 Wall Street
New York, New York 10005

Banks and Brokers Call Collect: (212) 269-5550
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